Form SBSE-A Amendment

Filing Date: September 27, 2024

Summary of Changes:

1. Update Address of Schedule F, Section 1, B:
    a. Address changed to 660 5th Ave, Attention: Legal and Governance, New York, New York, 10103
2. Attached updated Macquarie Bank Limited 7R after several updates made
    a. Updated New York office Address
    b. Added Regulatory DMP #20319 from ASIC